

November 20, 2012

Via E-mail
Andrew J. Kandalepas
Chairman and Chief Executive Officer
Wellness Center USA, Inc.
1014 E. Algonquin Road, Suite 111
Schaumberg, IL 60173

>       **Re:     Wellness Center USA, Inc.**
>            **Amendment No. 1 to Current Report on Form 8-K**
>            **Filed October 23, 2012**
>            **File No. 333-173216**

Dear Mr. Kandalepas:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response, as applicable. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 2.01 Completion of Disposition or Acquisition of Assets

General

1. In Section 5.06, you state that as a result of the acquisition with CNS Wellness Florida, Inc., you are no longer a shell company as defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended. Given that you were a shell company prior to the acquisition, please tell us how you determined which party was the accounting acquirer for the merger between Wellness Center USA and CNS-Wellness. Specifically address the ownership interest of each party after the acquisition, and the members of the board of directors and senior management from both companies. The Risk Factors, MD&A and Results of Operations discussion in the Form 8-K should be for that of the accounting acquirer.

2.  Throughout your filing you refer to the purchase method of accounting.  The purchase method terminology is related to the old SFAS 141accounting guidance.  Please remove the reference throughout your filing.  Under paragraphs ASC 805-20-25 all assets acquired and liabilities assumed are generally recorded at their fair values under the acquisition method.

3.  You filed a Current Report on Form 8-K on August 24, 2012 related to your acquisition of 100% of the shares outstanding of Psoria-Shield Inc. for 7,686,797 shares of your common stock, which was valued at approximately $3.9 million. Please tell us, in accordance with Item 3-05 of Regulation S-X, if this company reached the 20% significance level and if so, tell us when you will file the required financial statements of the business acquired.  If significant, the financial information should be filed by amendment to the Form 8-K within 75 days after consummation of the acquisition.

## Item 1. Business

4.  Please amend this disclosure to state approximately how many customers CNS-Wellness Florida, Inc. has serviced since it began operations in May 2009.

## Item 1A. Risk Factors

## Risks Relating to the Acquisition of CNS, page 7

5.  Please expand this risk factor into at least one other or more addressing in greater detail all material risks stemming from the acquisition of CNS-Wellness Florida Inc. and the nature of its operations, including but not limited to:

    - the novelty of some or all of its methodologies;

    - whether or not any controversy exists as to the safety and efficacy of its treatments;

    - the exposure you now have to litigation that may result from utilizing these techniques; and

    - the integration of CNS-Wellness Florida's operations into yours, as applicable.

## Item 2. Financial Information

## Management's Discussion and Analysis of Financial Condition and Results of Operations, page 10

6.  Please amend this entire discussion to reflect how your acquisition of CNS-Wellness Florida, Inc., as well as your subsequent acquisition, has affected the following items discussed herein, including:

- your plan of operations;

- your marketing plan;

- your short and long-term operating requirements;

- your sources of revenue and/or capital

- the factors and assumptions affecting your future performance, and

- your liquidity and estimated capital needs.

7. Please provide the basis of your belief that you can generate $950,000 in 2013, and state whether or not this estimate includes revenue derived from CNS-Wellness Florida, Inc. and your subsequent acquisition.

8. As CNS-Wellness Florida, Inc. is now a wholly-owned subsidiary, and it has several employees, your statement that you have no employees other than executive officers is incorrect. Please amend your disclosure to correct this statement. Please also reflect the number of employees resulting from your subsequent acquisition as well.

Item 6. Executive Compensation

9. Your first summary compensation table does not reflect the awards made to two of your directors during the interim period ending July 31, 2012, even though the first table purports to also capture all awards made through July 31, 2012. Please reconcile this discrepancy in your disclosure.

Item 7. Certain Relationships and Related Transactions, and Director Independence

10. Please amend your current report to file each of the interest-bearing notes in favor of Mr. Lambos and Mr. Hannouche as exhibits. We refer you to Item 601(b)(10)(ii)(A) of Regulation S-K.

Exhibit 99.3

11. The fair value of the shares issued to CNS-Wellness appears to be $0.38/share. Please tell us and disclose how the fair value was determined.

Pro Forma Combined Statement of Operations for the Fiscal Year Ended September 30, 2011, page P-7

12. The line item Comprehensive Income (Loss) does not appear to correctly add across. Please correct or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dana Hartz at (202) 551-3648 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters.  Please contact Scot Foley at (202) 551-3383, John Krug at (202) 551-3862 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc:     Ronald P. Duplack, Esq.
        Rieck and Crotty, P.C.
        55 West Monroe Street, Suite 3390
        Chicago, Illinois 60603